UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated May 14, 2025, announcing preliminary financial results for the quarter ended March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: May 14, 2025	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q1 2025

SFL Corporation Ltd.

Preliminary Q1 2025 results and quarterly cash dividend of $0.27 per share

Hamilton, Bermuda, May 14, 2025, SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2025.

Highlights
•85th consecutive quarterly dividend declared, $0.27 per share
•Net loss of $31.9 million, or $0.24 per share in the first quarter, after impairments relating to older drybulk vessels
•Received charter hire1 of $193.5 million in the quarter, including $1.5 million of profit share
•Adjusted EBITDA2 of $108.0 million from consolidated subsidiaries, plus $7.7 million adjusted EBITDA2 from associated companies
•$10 million share buyback at an average price of $7.98 per share
•Fleet renewal continues with the sale of older dry bulk vessels and containerships

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«The first quarter result was impacted by several one-off items, including impairments on some older drybulk vessels traded in the spot market, and also the drilling rig Hercules being idle in the quarter. The rest of the portfolio is performing very well, and we have upgraded several vessels in the quarter, boosting both cargo intake and fuel efficiency in connection with charter extensions at higher rates than before.

We continue to renew our fleet and have recently agreed to divest some older bulkers and containerships traded in the spot market. Our focus remains on assets with charter backlog supporting our long term dividend distribution capacity. In addition, we have been actively repurchasing shares in the recent market softness, as part of our overall capital allocation strategy with the aim to maximize long term distribution capacity per share.»

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.27 per share. The dividend will be paid on or around June 27, 2025. The record date and ex-dividend date on the New York Stock Exchange will be June 12, 2025.

Results for the Quarter ended March 31, 2025

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $186.7 million in the first quarter of 2025. This figure is lower than the cash received as it excludes approximately $9.7 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type assets’ and gross charter hire from entities classified as ‘investment in associates’ for accounting purposes.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

The net result in the first quarter was also impacted by non-recurring or non-cash items, including vessel impairments of $34.1 million relating to seven dry bulk vessels trading in the spot market, net negative mark-to-market effects from swaps of $1.8 million, negative mark-to-market effects from equity investments of $0.4 million, and a decrease of $0.2 million in credit loss provisions.

There were also a number of vessels in scheduled drydock in the quarter, and drydocking expenses for ships are being expensed when incurred. Furthermore, the vessels are out of service during the drydock period, reducing revenues temporarily.

Reported net loss pursuant to U.S. GAAP for the quarter was $31.9 million, or $0.24 per share.

Business Update

As of March 31, 2025 the estimated fixed rate charter backlog3 from the Company’s fleet of 79 wholly or partly owned vessels and newbuildings under construction was approximately $4.2 billion with a weighted remaining charter term of 6.7 years. Furthermore, approximately 68% of the fixed rate charter backlog is to customers with an investment grade credit rating, illustrating the strength of our charter portfolio.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include profit sharing features that may improve SFL’s operating results.

The majority of our vessels are employed on time charter contracts where SFL is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

During the quarter, the Company’s fleet generated gross charter hire4 of $193.5 million, including $1.5 million of profit share.

Container

SFL has a container fleet of 38 vessels, including five vessels on order. The container fleet generated approximately $85.0 million of charter hire in the quarter, including profit share from fuel savings.

The Company has agreed to sell the 2005-built 1,700 teu container vessel Asian Ace for approximately $9.5 million, with expected delivery to the buyer in May. The vessel is debt free, and a gain of approximately $4.3 million is expected to be recorded in the second quarter.

Seven older containerships on bareboat charter to MSC will be redelivered to MSC at the end of the second quarter pursuant to the chartering agreement. We expect approximately $4.5 million positive liquidity effect after repayment of associated debt.

Car carrier

SFL has a car carrier fleet of seven vessels. All the vessels are chartered out on long term time charters, and generated approximately $25.2 million of charter hire in the quarter, including profit share from fuel savings.

3 Fixed rate backlog as of December 31, 2024 includes fully owned vessels, rigs and 100 % of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Tanker

SFL has a fleet of 18 crude oil, product, and chemical tankers. Most of the vessels are chartered out on long term time charters. The vessels generated approximately $42.7 million of charter hire during the quarter.

Dry Bulk

The Company had 15 dry bulk carriers which generated approximately $18.2 million of gross charter hire in the quarter.

Seven dry bulk vessels, comprising of five supramax and two kamsarmax bulkers, have been employed in the spot and short term charter market for several years. We have recently sold one of the vessels, a 2010-built supramax bulker, and have agreed to sell a 2011-built supramax bulker with expected delivery in the second quarter. Aggregate sales price for the two vessels is approximately $21 million, and the vessels were debt free at quarter end.

The book value of the spot traded vessels is higher than the current market values, and we have recorded an aggregate impairment of $34.1 million in the first quarter. As a consequence, asset depreciation will also be reduced going forward.

As previously reported, our eight capesize bulk carriers will be redelivered to Golden Ocean in the beginning of the third quarter pursuant to the chartering agreement. We expect approximately $50 million positive liquidity effect after repayment of associated debt.

Energy

SFL owns two harsh environment drilling rigs, the large jack-up rig Linus and the ultra-deepwater semi-submersible rig Hercules. The rigs generated approximately $22.4 million of charter hire in the quarter.

Linus is under a long term contract with ConocoPhillips in Norway until May 2029 and Hercules is currently warm-stacked in Norway pending new drilling contracts.

Financing and Capital Expenditure

As of March 31, 2025, SFL carried approximately $174 million of cash and cash equivalents on its balance sheet, with an additional $48 million available under undrawn credit lines, totalling approximately $222 million of available liquidity. The Company also had unencumbered vessels and marketable securities with a combined market value of approximately $190 million at quarter end.

During the first quarter, SFL issued a $150 million senior unsecured, sustainability-linked bond with a coupon of 7.75% that will mature in 2030. Also during the quarter, the Company made extraordinary repayments on debt of a total of $47 million, which included extinguishing three financing facilities that would come to maturity.

The Company currently has five 16,800 teu container vessels under construction with scheduled delivery in 2028 and a remaining capital expenditure of approximately $850 million. These remaining yard instalments are due closer to delivery and expected to be financed by pre- and post-delivery credit facilities.

As of the end of the quarter, the Company also had $35 million in remaining capital expenditures relating to efficiency upgrades on existing assets, primarily container vessels.

Corporate and other matters

In February 2025, there was a ruling in Oslo District Court in favor of an SFL rig owning subsidiary where subsidiaries of Seadrill Ltd. (“Seadrill”) were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal costs. The ruling has been appealed by Seadrill.

In a separate ruling from the Oslo District Court from April this year, an SFL rig owning subsidiary was fully acquitted and awarded legal costs in a case where Seadrill had sued in connection with certain capital spares acquired in connection with the redelivery of the Hercules rig. This verdict may still be appealed by Seadrill.

The Company’s Board of Directors has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares from time to time, valid until June 2026. So far this year, the Company has utilized approximately $10 million at an average price of $7.98 per share, and approximately $80 million is remaining under the program.

The Company also has dividend reinvestment (“DRIP”) and “at the market” (“ATM”) offering programs, pursuant to which it may sell up to 10 million and $100 million of its common shares, respectively, from time to time.

Any of the above referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing, including the amount of any sale or repurchase of shares (as applicable), will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obligated under the terms of any board authorization, including in respect of the ATM, DRIP or share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Strategy and Outlook

SFL’s business model is to own and operate modern maritime assets in combination with long term charters to high quality companies in multiple end markets. Owning a diversified portfolio of vessels on long term charters provide high earnings visibility, lower residual value risk and decreases the concentration risk to individual shipping markets. This has become apparent in the past few months where market volatility has had a negligible impact on earnings and cash flow from our core shipping assets.

We have some legacy assets in the portfolio, including the two drilling rigs Hercules and Linus, where Hercules has been idle since the fourth quarter of 2024. The recent market turmoil and oil price volatility has delayed new employment opportunities for the rig, and this is impacting our near term financial results. While we remain optimistic about finding new employment for the rig, and continue to explore strategic opportunities in parallel, we may have to reassess the long term distribution capacity depending on timing for when this will materialize.

The Company is also continuously focusing on reducing our carbon footprint and following our most recent acquisitions we will have 11 LNG dual-fuel vessels on the water and under construction. Several of our large container vessels have also been upgraded with a combination of various hull and propeller modifications and cargo intake upgrades. This is expected to reduce fuel consumption per transported container by approximately 20%. Many of these upgrades are funded by our charterers through higher rates on contracts and are also expected to facilitate charter renewals at attractive levels going forward.

While the current market volatility has caused increased uncertainty, we believe it will also create new business opportunities for us. SFL has a strong profile as a high quality logistics partner for leading industrial customers, and we have access to cost efficient funding sources, enabling us to tailor competitive solutions for premium assets on long term charters to market leading counterparties.

Accounting Items

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven container vessels as ‘Investment in sales-type leases’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of approximately $3.3 million.

Revenue and costs associated with drilling contracts are recorded in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Non-U.S. GAAP Financial Measures

In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

May 14, 2025

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
FIRST QUARTER 2025 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2024
except per share data)	2025	2024	(audited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	471	508	2,439
Charter revenues: operating leases and rig revenue contracts	183,358	222,364	874,943
Profit share income	1,466	2,588	16,679
Other operating income	1,444	3,642	10,343
Total operating revenues	186,739	229,102	904,404
Gain on sale of assets and termination of charters	—	5,391	5,374

Vessel and rig operating expenses	(75,797)	(102,627)	(343,303)
Administrative expenses	(5,276)	(4,824)	(20,577)
Depreciation	(60,911)	(62,164)	(239,181)
Vessel impairment charge	(34,093)	—	—
Total operating expenses	(176,077)	(169,615)	(603,061)

Operating income	10,662	64,878	306,717

Results in associates	625	654	2,798
Interest income from associates	1,125	1,150	4,576
Interest income, other	1,881	2,711	9,189
Interest expense	(46,207)	(48,359)	(182,985)
Interest and valuation (loss)/gain on non-designated derivatives	(985)	(743)	276
Loss on investments in debt and equity securities	(360)	(502)	(854)
Other financial items	2,180	3,525	1,567
Taxes	(792)	(3,116)	(10,631)
Net (loss)/income	(31,871)	20,198	130,653

Basic (loss)/earnings per share ($)	(0.24)	0.15	1.01

Weighted average number of shares(2)	133,924,941	133,943,382	129,391,084
Common shares outstanding(2)	133,471,284	133,943,382	133,943,382
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended March 31, 2025 was $2.0 million (three months ended December 31, 2024: $2.0 million; full year 2024: $8.6 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 1.6 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FIRST QUARTER 2025 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2024
(in thousands of $)	2025	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	173,945	134,551
Investment in marketable securities	3,660	3,736
Amount due from related parties	5,682	5,201
Investment in sales-type leases, current portion	33,157	35,135
Other current assets	110,831	137,395

Long term
Vessels, rigs and equipment, net	3,463,645	3,552,298
Capital improvements, newbuildings and vessel deposits	165,921	162,254
Investment in associates(2)	16,270	16,382
Amount due from related parties, long term(2)	45,000	45,000
Other long term assets	13,937	15,817

Total assets	4,032,048	4,107,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	623,494	689,045
Amount due to related parties	1,455	1,296
Other current liabilities	98,611	137,516

Long term
Long term interest bearing debt, net of deferred charges	2,252,626	2,150,417
Other long term liabilities	3,473	1,073

Stockholders’ equity	1,052,389	1,128,422

Total liabilities and stockholders’ equity	4,032,048	4,107,769
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FIRST QUARTER 2025 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2024
	2025	2024	(audited)
OPERATING ACTIVITIES
Net (loss)/income	(31,871)	20,198	130,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,737	64,204	245,699
Vessel impairment charge	34,093	—	—
Adjustment of derivatives to fair value recognised in net income	1,809	2,005	4,708
Loss on investments in debt and equity securities	360	502	854
Results in associates	(625)	(654)	(2,798)
Gain on sale of assets and termination of charters	—	(5,391)	(5,374)
Repayment of investment in sales-type leases	1,986	2,003	8,640
Other, net	2,493	(4,548)	(84)
Change in operating assets and liabilities	7,626	23,506	(12,437)
Net cash provided by operating activities	78,608	101,825	369,861

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(20,089)	(126,983)	(644,859)
Proceeds from sale of vessels and termination of charters	—	10,761	22,744
Cash received from associates	—	737	2,810
Collateral deposits returned/(paid) on swap agreements and other assets	—	(590)	1,800
Net cash used in investing activities	(20,089)	(116,075)	(617,505)

FINANCING ACTIVITIES
Repayment of finance lease liabilities	—	(222,662)	(419,341)
Proceeds from long and short term debt	153,357	297,662	1,398,389
Repayment of long and short term debt	(112,194)	(51,716)	(556,730)
Repurchase of Company bonds	(11,144)	(2,407)	(133,117)
Expenses paid in connection with securing finance	(2,650)	(1,131)	(13,723)
Net cash flows on swaps	(6,265)	—	(16,534)
Cash received/(paid) for shares issued or repurchased	(4,062)	—	96,250
Cash dividends paid	(36,167)	(34,752)	(138,491)
Net cash provided by/(used in) financing activities	(19,125)	(15,006)	216,703

Net increase/ (decrease) in cash and cash equivalents	39,394	(29,256)	(30,941)
Cash and cash equivalents at beginning of period	134,551	163,807	165,492
Cash and cash equivalents at end of period	173,945	134,551	134,551

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2025 (UNAUDITED)

Condensed income statement data for the three months ended March 31, 2025

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	4,124
Interest expense, related party(2)	(561)
Interest expense, other	(2,966)
Other items	28
Net income (3)	625
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended March 31, 2025 was $3.6 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended March 31, 2025, the Company recorded approximately $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of March 31, 2025

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,667
Investment in direct financing leases including current portion	217,339
Total assets	220,006

Short term and long term portions of lease liability	180,109
Other current liabilities	1,172

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	16,270

Total liabilities and stockholder's equity	220,006
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2025 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Mar 31, 2025
(in thousands of $)	Company (excluding)	49.9% owned
	associates)	associates

Net cash provided by operating activities	78,608	4,175
Non cash movements in other assets and liabilities	(10,952)	(18)
Interest related to Non- Designated Derivatives	(824)	—
Interest expense	44,128	2,966
Interest income, other	(1,881)	—
Interest (income)/expense from associates	(1,125)	561

Adjusted EBITDA (1)	107,954	7,684
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments